Exhibit 99.1

TowerJazz Reports First Quarter 2017 Results:
Record Free Cash Flow Resulting from Strong Year over
Year Growth in Revenue and Margins

Second Quarter Mid-Range Revenue Guidance of $345 Million, 13% Year over Year
Growth; Targeting Continued Growth throughout the Year

MIGDAL HAEMEK, ISRAEL – May 8, 2017 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reported its results for the first quarter ended March 31, 2017.

Highlights of the First Quarter of 2017

•	Revenues of $330 million, up 19% year over year;

•	Gross profit of $85 million, up 38% year over year;

•	Operating profit of $53 million, up 71% year over year;

•	EBITDA of $101 million, up 30% year over year;

•	Net profit of $46 million, up 83% year over year (excluding San Antonio acquisition gain);

•	Record free cash flow of $42 million with cash from operations of $82 million;

•	Second quarter revenue guidance with mid-range of $345 million, up 13% year over year; targeting continued growth throughout the year.

CEO Commentary

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “The first quarter demonstrated a strong year over year growth. We are executing well within each of our targeted analog application markets. During the quarter, we received higher than expected demand for high margin businesses such as RF SiGe optical infrastructure and CMOS Image Sensor business, specifically industrial applications. These orders, which will be shipped throughout the next quarters, further strengthen our belief for revenue and margin growth in the year, with our second quarter guidance reflecting the Company’s highest revenue ever.”

First Quarter Results Overview

Revenues for the first quarter of 2017 were $330 million, reflecting a 19% growth as compared to the first quarter of 2016.

Gross profit for the first quarter of 2017 was $85 million, at a margin of 26%, representing an increase of 38% as compared with $61 million and a margin of 22%, in the first quarter of 2016.

Operating profit was $53 million for the first quarter of 2017, at a margin of 16% and representing an increase of 71%, as compared with $31 million reported in the first quarter of 2016, at a margin of 11%.

EBITDA for the first quarter of 2017 totaled to $101 million, at a margin of 31%. This represents a 30% increase as compared with $78 million, at a margin of 28%, in the first quarter of 2016.

Net profit for the first quarter of 2017 was $46 million, or $0.48 basic earnings per share and $0.45 diluted earnings per share. This is compared with $66 million, or $0.78 basic earnings per share and $0.69 diluted earnings per share in the first quarter of 2016, which included $41 million net gain from the acquisition of the San Antonio facility.

On an adjusted basis, as described and reconciled in the tables below, adjusted net profit for the first quarter of 2017 was $50 million, an increase of 58% compared with $32 million, for the first quarter of 2016.

Net cash (cash and short-term deposits less debt par value) as of March 31, 2017, totaled to $86 million as compared to net cash of $37 million as of December 31, 2016 and net debt of $65 million as of March 31, 2016. Cash and short term deposits as of March 31, 2017 were at a record of $432 million with $346 million of debt outstanding principal amount. The main cash activities during the first quarter of 2017 were comprised of the following: $82 million cash generated from operating activities; $13 million received from the exercise of warrants and options; investments of $40 million in fixed assets, net; $12 million in debt repayments; a TPSCo dividend to Panasonic of $4 million; and a positive $4 million due to the effect of the Japanese Yen exchange rate on the cash balance.

Shareholders' equity as of March 31, 2017 was a record of $746 million, 48% higher than $504 million as of March 31, 2016 and 9% higher than $683 million as of December 31, 2016.

Business Outlook

TowerJazz expects revenues for the second quarter of 2017 ending June 30, 2017 to be $345 million with an upward or downward range of 4%, representing 13% year over year revenue growth as compared to the second quarter of 2016 and 5% sequential quarter over quarter growth.

Teleconference and Webcast

TowerJazz will host an investor conference call today, May 8, 2017, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter 2017 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted financial measures”, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) gain from acquisition, net; (4) Nishiwaki Fab restructuring and impairment cost (income), net; and (5) acquisition related costs. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit, according to U.S. GAAP, excluding gain from acquisition, net, interest and other non-cash financing income (expense), net, other income (expense), net, taxes, non-controlling interest, depreciation and amortization, stock based compensation expenses, acquisition related costs and Nishiwaki Fab restructuring and impairment cost (income), net. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash or Net Debt, as used and/ or presented in this release, is comprised of the outstanding principal amount of bank loans (in the amounts of $166 million, $166 million and $245 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively) and the outstanding principal amount of debentures (in the amounts of $180 million, $186 million and $65 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively), less cash and short-term deposits (in the amounts of $432 million, $389 million and $245 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively). The term Net Cash and/ or Net Debt is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (net of interest payments) as this term is defined by GAAP (in the amounts of $82 million, $82 million and $77 million for the three month periods ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively) less cash for investments in property and equipment, net, as this term is defined by GAAP (in the amounts of $40 million, $43 million and $58 million for the three months periods ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of March 31, 2017 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and our acquisition of the San Antonio fabrication facility by TowerJazz Texas (“TJT”), including new customer engagements, qualification and production ramp-up, (xii) the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected, (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv) product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxix) achieving acceptable device yields, product performance and delivery times, (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	March 31,	December 31,
	2017	2016

A S S E T S

CURRENT ASSETS
Cash and short-term deposits	$432,113	$389,377
Trade accounts receivable	133,539	141,048
Inventories	140,734	137,532
Other current assets	27,235	30,041
Total current assets	733,621	697,998

LONG-TERM INVESTMENTS	26,661	25,624

PROPERTY AND EQUIPMENT, NET	629,554	616,686

INTANGIBLE ASSETS, NET	26,164	28,129

GOODWILL	7,000	7,000

OTHER ASSETS, NET	4,403	4,447

TOTAL ASSETS	$1,427,403	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$43,331	$48,084
Trade accounts payable	104,084	99,262
Deferred revenue and customers' advances	24,945	26,169
Other current liabilities	65,469	73,600
Total current liabilities	237,829	247,115

LONG-TERM DEBT	303,152	296,144

LONG-TERM CUSTOMERS' ADVANCES	34,369	41,874

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,447	14,176

DEFERRED TAX LIABILITY AND OTHER LONG-TERM LIABILITIES	91,715	97,961

TOTAL LIABILITIES	681,512	697,270

TOTAL SHAREHOLDERS' EQUITY	745,891	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,427,403	$1,379,884

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2017	2016	2016

REVENUES	$330,080	$340,379	$278,043

COST OF REVENUES	245,312	252,648	216,696

GROSS PROFIT	84,768	87,731	61,347

OPERATING COSTS AND EXPENSES:

Research and development	15,768	16,320	15,237
Marketing, general and administrative	16,237	16,209	15,923
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(627)

	32,005	32,529	30,533

OPERATING PROFIT	52,763	55,202	30,814

INTEREST EXPENSE, NET	(2,211)	(2,230)	(3,358)

OTHER NON CASH FINANCING INCOME (EXPENSE), NET	(2,018)	1,215	(3,969)

GAIN FROM ACQUISITION, NET	--	--	41,140

OTHER INCOME (EXPENSE), NET	511	(948)	--

PROFIT BEFORE INCOME TAX	49,045	53,239	64,627

INCOME TAX EXPENSE	(1,999)	(986)	(79)

PROFIT BEFORE NON CONTROLLING INTEREST	47,046	52,253	64,548

NON CONTROLLING INTEREST	(1,537)	(3,972)	1,396

NET PROFIT	$45,509	$48,281	$65,944

BASIC EARNINGS PER SHARE	$0.48	$0.53	$0.78

Weighted average number of shares	93,900	91,235	84,521

DILUTED EARNINGS PER SHARE	$0.45	$0.49	$0.69

Net profit used for diluted earnings per share	$47,666	$50,397	$68,002

Weighted average number of shares	104,915	103,613	98,777

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2017	2016	2016

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$45,509	$48,281	$65,944
Stock based compensation	2,098	2,381	2,156
Amortization of acquired intangible assets	2,336	2,777	2,241
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(627)
Gain from San Antonio acquisition, net	--	--	(41,140)
San Antonio acquisition related costs	--	--	3,005

ADJUSTED NET PROFIT	$49,943	$53,439	$31,579

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.53	$0.59	$0.37
Diluted	$0.50	$0.54	$0.34
Fully diluted, see (1) below	$0.49	$0.52	$0.31

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$49,943	$53,439	$31,579
Diluted	$52,100	$55,555	$31,579
Fully diluted	$52,100	$55,555	$33,637

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	93,900	91,235	84,521
Diluted	104,915	103,613	92,902
Fully diluted, see (1) below	107,245	107,121	106,865

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$52,763	$55,202	$30,814
Cost of revenue:
Depreciation of fixed assets	43,819	44,874	40,064
Stock based compensation	678	835	989
Amortization of acquired intangible assets	2,148	2,589	2,053
San Antonio acquisition related costs	--	--	3,005
Research and development:
Stock based compensation	539	557	528
Marketing, general and administrative:
Stock based compensation	881	989	639
Amortization of acquired intangible assets	188	188	188
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(627)

EBITDA	$101,016	$105,234	$77,653

(1)	Fully diluted share count as of March 31, 2017 included all issued and outstanding securities; outstanding ordinary share count as of March 31, 2017 was 95,605.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2017	2016	2016

Cash and short-term deposits - beginning of period	$389,377	$362,833	$205,575

Cash from operations	82,140	81,835	77,442
Investments in property and equipment, net	(40,348)	(42,929)	(57,533)
Exercise of warrants and options, net	12,756	10,644	5,881
Debt received (repaid), net	(11,805)	(5,653)	6,746
Effect of Japanese Yen exchange rate change over cash balance	4,371	(17,353)	9,029
TPSCo dividend to Panasonic	(4,378)	--	(2,563)

Cash and short-term deposits - end of period	$432,113	$389,377	$244,577

Free Cash Flow	$41,792	$38,906	$19,909

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2017	2016	2016

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$47,046	$52,253	$64,548

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	49,698	51,861	48,584
Effect of indexation, translation and fair value measurement on debt	6,888	(2,617)	1,401
Other expenses (income), net	(511)	948	--
Gain from acquisition, net	--	--	(41,140)
Changes in assets and liabilities:
Trade accounts receivable	9,529	(18,200)	(8,519)
Other current assets	(4,439)	61	822
Inventories	(1,421)	(300)	(9,224)
Trade accounts payable	(4,128)	(7,347)	10,143
Deferred revenue and customers' advances	(8,735)	5,634	15,030
Other current liabilities	(9,090)	(2,448)	(1,953)
Employee related liabilities	(257)	(385)	(245)
Deferred tax liability, net	(2,440)	2,375	(2,005)
Net cash provided by operating activities	82,140	81,835	77,442

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(40,348)	(42,929)	(57,533)
Deposits and other long-term investments, net	(5,118)	(34,093)	10,000
Net cash used in investing activities	(45,466)	(77,022)	(47,533)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(11,805)	(5,653)	6,746
Exercise of warrants and options, net	12,756	10,644	5,881
Dividend payment to Panasonic	(4,378)	--	(2,563)
Net cash provided by (used in) financing activities	(3,427)	4,991	10,064

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	4,371	(17,353)	9,029

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,618	(7,549)	49,002
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,284	362,833	175,575

CASH AND CASH EQUIVALENTS - END OF PERIOD	392,902	355,284	224,577

Short-term deposits	39,211	34,093	20,000

CASH AND SHORT-TERM DEPOSITS - END OF PERIOD	$432,113	$389,377	$244,577